Himalaya Shipping Ltd. (HSHP) – New time charter agreements for two vessels

Hamilton, Bermuda, November 3, 2026

The Company has entered into new time charter agreements with their existing charterer for two vessels for a minimum period until 1 October 2027 with a 3-year evergreen structure thereafter. The vessels will commence the new time charters from November 3, 2026. These agreements supersede the existing agreements that were due to expire on December 31, 2026.

The vessels will earn an index linked rate, reflecting significant premiums to the Baltic 5TC index.

For further queries, please contact:
Lars-Christian Svensen, Contracted CEO
Telephone +47 476 38 756

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks are set forth under “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.